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SEC  IMISSION

09059385

SEC FILE NUMBER
8-53225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___03/31/09___
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SPIKE FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 North Wacker Drive, Suite 2600
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Evey   **(312) 928-8319**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

SEC
Mail Processing
Section

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

JUN 0 1 2009

Washington, DC

122

FOR OFFICIAL USE ONLY

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
Spike Financial Services, LLC

We have audited the accompanying statement of financial condition of Spike Financial Services, LLC (the "Company"), as of March 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Spike Financial Services, LLC as of March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
May 28, 2009

SPIKE FINANCIAL SERVICES, LLC

Statement of Financial Condition

March 31, 2009

Assets

Cash	$	6,887
Receivable from broker-dealer		75,285
Commissions receivable		3,120
Receivable from affiliates		27,744
	$	113,036

Liabilities and Members' Capital

Liabilities		
Commissions payable	$	2,273
Payable to affiliate		5,453
Accounts payable and accrued expenses		1,100
		8,826
Members' capital		104,210
	$	113,036

See accompanying notes.

---

1. **Organization and Business**

   Spike Financial Services, LLC (the "Company"), an Illinois limited liability company, was organized on November 8, 2000. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services electronically to retail customers and clears all customer transactions through other brokers on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis.

   Income Taxes
   No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Related Party Transactions**

   At March 31, 2009, the Company had receivables from two affiliated entities and a payable to an affiliated entity totaling $27,744 and $5,453, respectively. During the year ended March 31, 2009, the Company made payments to and received a payment from Gateway Capital, LLC, an entity related through common ownership, totaling approximately $11,000 and $2,000, respectively, for certain shared expenses.

4. **Members' Capital**

   The Company's operating agreement provides for two classes of members with varying rights, preferences, privileges and obligations. Class A members have voting rights, and have the sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. Class B members have no voting rights and do not participate in management. In the event of sale or disposition of all or part of the Company's operations, Class B members are entitled to liquidation preference.

5. **Off-Balance-Sheet Risk**

    Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

    Amounts receivable from broker-dealer represents a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the broker with which it conducts business.

6. **Minimum Capital Requirements**

    The Company is subject to the SEC Uniform Net Capital Rule 15(c)3-1. Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

    At March 31, 2008, the Company had net capital and net capital requirements of $76,266 and $5,000, respectively.

7. **Fair Value Disclosure**

    The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

    Level 1 Inputs: Quoted prices in active markets for identical assets or liabilities at the reporting date.

7. **Fair Value Disclosure, continued**

Level 2 Inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At March 31, 2009, the Company held no Level 1, Level 2 or Level 3 investments.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	SPIKE FINANCIAL SERVICES, LLC	as of **March 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)	$ 104,210	[3480]
2.	Deduct Ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital	$ 104,210	[3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital............		[3520]
	B. Other (deductions) or allowable credits (List)..		[3525]
5.	Total capital and allowable subordinated liabilities	$ 104,210	[3530]
6.	Deductions and/or charges:		

A. Total non-allowable assets from Statement of Financial Condition
(Note B and C) (See detail below) .... $ 27,944 [3540]
    1. Additional charges for customers' and non-customers' security accounts. _____ [3550]
    2. Additional charges for customers' and non-customers' commodity [3560]
       accounts.
B. Aged fail-to-deliver .... _____ [3570]
    1. Number of items ...._____ [3450]
C. Aged short security differences-less reserved of ...._____ [3470] _____ [3580]
    Number of items.._____ [3470]
D. Secured demand note deficiency .... _____ [3590]
E. Commodity futures contracts and spot commodities proprietary capital [3600]
    charges ..... _____
F. Other deductions and/or charges .... _____ [3610]
G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)........ _____ [3615]
H. Total deduction and/or charges. .... $ (27,944) [3620]

7.	Other additions and/or allowable credits (List)..		[3630]
8.	Net Capital before haircuts on securities positions	$ 76,266	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):		

    A. Contractual securities commitments .... _____ [3660]
    B. Subordinated securities borrowings .... _____ [3670]
    C. Trading and Investment securities
        1. Bankers' acceptances, certificates of deposit and commercial paper ...... _____ [3680]
        2. U.S. and Canadian government obligations .... _____ [3690]
        3. State and municipal government obligations .... _____ [3700]
        4. Corporate obligations .... _____ [3710]
        5. Stocks and warrants .... _____ [3720]
        6. Options .... _____ [3730]
        7. Arbitrage .... _____ [3732]
        8. Other securities .... _____ [3734]
    D. Undue concentration .... _____ [3650]
    E. Other (list) .... _____ [3736] | [3710]

10.	Net Capital	$ 76,266	[3750]

OMIT PENNIES

Non-Allowable Assets (Line 6A)

Receivable from affiliates	$	27,744
Commissions receivable		200
	$	27,944

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER:	**SPIKE FINANCIAL SERVICES, LLC**	as of **March 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 588	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	[3760]
14.	Excess net capital (line 10 less 13)	$ 71,266	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 75,383	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		$ 8,826	[3790]
17.	Add:			
	A. Drafts for immediate credit....................................	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]		
	C. Other unrecorded amounts (List)	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).			[3838]
19.	Total aggregate indebtedness		$ 8,826	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		12%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)..		[3880]
24.	Net capital requirement (greater of line 22 or 23)..		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of:A. 5% of combined aggregate debit items or $120,000 ...		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)................		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital...		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

SPIKE FINANCIAL SERVICES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2009

The Company did not handle any customer cash or securities for the year ended March 31, 2009 and does not have any customer accounts.

SPIKE FINANCIAL SERVICES, LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2009

The Company did not handle any proprietary accounts of introducing brokers for the year ended March 31, 2009 and does not have any PAIB accounts.

SPIKE FINANCIAL SERVICES, LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

March 31, 2009

The Company did not handle any customer cash or securities for the year ended March 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of
Spike Financial Services, LLC

In planning and performing our audit of the financial statements of Spike Financial Services, LLC (the "Company") as of March 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
May 28, 2009

SPIKE FINANCIAL SERVICES, LLC

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**March 31, 2009
AVAILABLE FOR PUBLIC INSPECTION**

OATH OR AFFIRMATION

I, **Thomas A. Mueller**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Spike Financial Services, LLC** as of **March 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


Thomas A. Mueller
Signature

Member
Title


Subscribed and sworn to before me this

_29th_ day of _May_ , 2009

Phil Ryan
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).